

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 14, 2023

Chong Jiexiang Aloysius
Chief Executive Officer
Simpple Ltd.
71 Ayer Rajah Crescent
#03-07
Singapore 139951

      Re: Simpple Ltd.
          Amendment No. 4 to Draft Registration Statement on Form F-1
          Submitted March 1, 2023
          CIK No. 0001948697

Dear Chong Jiexiang Aloysius:

      We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 4 to Draft Registration Statement on Form F-1 Filed March 1, 2023

Selling Shareholders, page ALT-15

1.   We note your statement that "none of the Selling Shareholders has had any position, office or other material relationship within past three years with the Company." Please revise to acknowledge that your Chief Executive Officer, Executive Chairman, Chief Operating Officer, and Chief Technology Officer own shares in Mains d'Or Investments Limited and if true, state that none of these individuals are selling their holdings in the resale offering.

You may contact Blaise Rhodes at 202-551-3774 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at 202-551-7127 or Dietrich King at 202-551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Lawrence S. Venick